EXHIBIT 12.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

Three Months Ended March 31,
2006	2005
1.8	1.8

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended March 31,
	2006	2005
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$31,039	$31,439
Interest expense (including amortization of debt discount and issuing costs)	22,781	27,336
Distributions from equity investee	2,101	2,633
Interest component of rental expense	172	258
Total	$56,093	$61,666

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$22,781	$27,336
Capitalized interest	2,960	1,230
Interest component of rental expense	172	258
Total	$25,913	$28,824

PREFERRED STOCK DIVIDEND REQUIREMENTS	$5,275	$5,275

TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	$31,188	$34,099

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.8	1.8